Filed by Siebel Systems, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Siebel Systems, Inc.

Commission File No. of Subject Company: 000-20725

Filed by Siebel Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Siebel Systems, Inc.

Commission File No. of Subject Company: 000-20725

This Presentation served as a script for press and analyst questions to Siebel Systems, Inc.

Oracle and Siebel Systems

Acquisition Announcement –

Customer and Partner Presentation

September 12, 2005

Disclaimer

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF SIEBEL ARE

ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel.

This document is for informational purposes only and may not be incorporated into a contract.

Agenda

What We are Announcing ?Strategic Rationale ?Customer and Partner Benefits ?Background On Siebel Systems ?Why Now

What We are Announcing

Oracle to acquire Siebel Systems, the leading provider of customer-facing enterprise applications

Acquiring Siebel for $10.66 per share Transaction expected to close in early 2006

Combine complementary capabilities of Oracle and Siebel Systems provides customers with a complete set of information age software

Siebel provides customer relationship management (CRM), analytics, customer data integration, and industry solutions

Oracle provides ERP and infrastructure technologies to complete an expanded 360 degree real-time view across the enterprise

Plan to retain key personnel and maintain momentum in Siebel development, support, sales, professional services and On Demand

Overview of Strategic Rationale

Consistent with Oracle’s goal to provide a set of competitive enterprise applications for customers

CRM represents the largest segment of enterprise applications Siebel is the leading CRM provider and most attractive partner

Customers are driving the rationale to merge

Joint customers have been asking for this in order to maximize the considerable investments in both companies’ products Seeking to lower costs and complexity by simplifying and rationalizing IT investments with a smaller number of strategic vendors Significant number of common customers that will derive immediate customer benefits

Strengthens relationships with many key partners that assist customers with decisions on applications purchases Timing is right as Oracle and Siebel develop next generation apps

Timely incorporation of Siebel’s features and functionality will complement and enhance Project Fusion

Siebel Systems Customer Benefits

Investments in Siebel applications will be supported and protected as the centerpiece of Oracle’s Fusion CRM strategy

??Stronger combined vendor with complementary products attributes

Removes concerns about Siebel’s future

Products designed to work with Oracle’s software

Accelerate delivery of innovative CRM applications with larger R&D budget

Continue support for Siebel’s CRM and analytics solutions

Provide seamless continuity for customers Maintain support for heterogeneous databases

Commitment to deployment flexibility, including Siebel CRM OnDemand Enhanced support and services through scale Extended partner ecosystem with increased investment

Support and broaden relationships with Siebel’s business partners

Oracle Customer Benefits

The proposed transaction underscores Oracle’s commitment to customer-facing solutions

Siebel CRM will be integrated with Oracle’s applications and infrastructure

Siebel will continue to be available today and will serve as the centerpiece of Oracle’s Fusion CRM strategy Siebel CRM provides proven ROI and 98% product loyalty(1) Siebel will represent the base set of features and functionality for the next generation of Fusion applications

Access to industry best practices and implementation expertise based on the large number of Siebel deployments Customers of Oracle/PeopleSoft/JD Edwards CRM applications will continue to receive enhancements and support

Products will continue to evolve with new functionality over time Incorporation of Siebel’s features and functionality will help customers extend the value of their existing CRM investments

(1) Siebel Systems customer survey, Satmetrix Systems, Q3 CY 2005.

Partner Benefits

Oracle and Siebel partners will benefit through an expanded product footprint in customer-facing solutions

Work with a single vendor to address customer needs for CRM, ERP, analytics, customer data integration, and infrastructure technologies

Siebel partners will benefit from Oracle’s worldwide resources and increased partner investment Oracle partners will benefit from Siebel’s best-in-class customer-facing products, Customer Experience consulting, and proven best practices tailored to industry needs

Preserves partners’ investments and experience in Siebel CRM

Greater R&D budget will drive continued innovation

Many of the most influential partners are also Siebel’s largest customers

More opportunities for partners, allowing them to further invest in the Oracle ecosystem

Combination will result in Oracle being the largest CRM practice at many firms Gain ROI on efficiencies generated by combining practices

Oracle Becomes Leading Customer Centric Software Provider

Siebel’s best-in-class CRM + Oracle’s best-in-class ERP + Oracle’s best-in-class Fusion middleware + Oracle’s best-in-class 10g database technology = Single best solution for customer centric enterprises

Siebel Systems

Most live CRM users – 3.4mm Over 4,000 world class customers Largest enterprise CRM deployments

Proven return on investment Best practices and implementation experience 5,000 employees located in 80 offices in 33 countries Revenue of $1.3 billion(1)

Oracle

360° real-time view of the customer from sales to services to fulfillment to the shop room floor Domain expertise to aggregate, cleanse and normalize customer data Industry expertise in key verticals 50,000 employees servicing 260,000 customers across 190 countries 24x7 global support 13,100 software developers and $1.5bn R&D budget (1)

(1) Based on last fiscal year income statements.

Siebel’s Leadership in CRM

Since 1993, Siebel has been the leading CRM vendor due to the company’s rapid innovation

Siebel Systems Founded

Enterprise-Class SFA

Mobile SFA

Integrated Sales and Customer Service

Integrated CRM

Industry-Specific CRM

Multi-channel CRM

Best Practices CRM

Analytics, Standards-Based Integration

Customer Data Integration

Hybrid CRM On Demand/On Premise

500

4,000

20,000

60,000

200,000

600,000

1 M

1.3 M

2.17 M

2.9 M

3.2 M

3.4 M

1993 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 Q1 Q2

CRM Production Users

2005 2005

Siebel’s Customer-Architected Solutions

Select Joint Applications Customers

Siebel’s product capabilities are tailored for the needs of over 20 industries Customer commonality speeds time to benefit

Communications Financial Life Sciences High Technology Insurance & & Media Services Healthcare

Travel, Transport Consumer Manufacturing Retail Automotive & Hospitality Goods

Dawn of Real Information Age Applications

Combination will offer a compelling set of modern, information age applications

Legacy Applications

(‘80s and ‘90s; Driven by Y2K)

Proprietary and closed

Information silos fragment data and tasks ERP-focused Designed for process automation and process clerks Antiquated technology designed for data entry, not data access

Information Age Applications

(Modern; Driven by Customer Centricity)

Standards driven Information driven

Industry driven

Designed for intelligent, real-time proactive decision making Built on a modern and open service oriented architecture

Product Evolution for All Customers

Combination ensures support and protection for the significant investments customers have made

We plan to continue to release product enhancements and support for Oracle and Siebel Systems CRM products Plans include a migration for existing CRM customers to Fusion CRM applications, which will incorporate Siebel CRM as the base set of features and functionality

New Functionality

Product Enhancements

Product Support

New Functionality

Product Enhancements

Product Support PROJECT

FUSION

New Functionality

Product Enhancements

Product Support

New Functionality

Product Enhancements

Product Support

Convergence of Oracle and Siebel Applications

Manufacturing

BI

Financials

HR

Collab Suite

SCM

iAS

Project Mgmt

Data Hub

10g

Procurement

CRM

Analytics

OnDemand

Customer Data Integration

Media &

Entertainment

Consumer Goods

Communications

Financial services

Manufacturing

Travel & Hospitality

Public Sector

Othres…

Retail

Healthcare

Energy

Transportation

Life Sciences

High Tech

CRM

Manufacturing

Customer Data Integration

SCM

Analytics

Data Hub

Procurement iAS

OnDemand

BI

Middleware

Financials

10g

Enterprise Manager

HR

Project Mgmt

Collab Suite

Complete set of modular, information age applications Tailored for the needs of over 20 specific industries

Next Steps

General announcements – Monday, Sep. 12

Press release

Press and analyst call – 8:30 a.m. EDT / 5:30 a.m. PDT

Communicate extensively with all constituents

Generate high satisfaction levels similar to PeopleSoft outcome

Obtain regulatory and other necessary approvals Complete transaction

Expected to close in early 2006

More information can be found at oracle.com/siebel